Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Detail Calculation in accordance with Reg S-K Item 503(d)

	Nine Months ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income taxes and noncontrolling interests	$10,613,846	15,338,593	12,587,522	9,747,869	5,499,567	5,341,049
Fixed charges (see below)	13,736	182,385	148,813	783,794	515,347	285,560
Interest capitalized	-	-	-	-	-	-
Total earnings for computation of ratio	$10,627,582	15,520,978	12,736,335	10,531,663	6,014,914	5,626,609

Fixed charges:
Interest expenses	$13,736	182,385	148,813	783,794	515,347	285,560
Interest capitalized	-	-	-	-	-	-
Finance charges from early retirement benefits cost	-	-	-	-	-	-
Bills discounting charges	-	-	-	-	-	-
Estimated interest portion of rental expense	-	-	-	-	-	-
Total fixed charges	$13,736	182,385	148,813	783,794	515,347	285,560

Earnings to fixed charges	773.7	85.1	85.6	13.4	11.7	19.7

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